

04003218

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCE Investment Bankers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, Suite 600

(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Poole

(407) 599-4966

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.

(Name – if individual, state last, first, middle name)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael W. Poole_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PCE Investment Bankers, Inc._____ , as
of __December 31_____ , 20 _03____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

DEBORAH DOMROSKI
MY COMMISSION # DD 250353
EXPIRES: September 16, 2007
1-800-3-NOTARY   FL Notary Discount Assoc. Co.

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

FINANCIAL REPORT
(AUDITED)

December 31, 2003

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
PCE Investment Bankers, Inc.
(f/k/a Poole Carbone Eckbert, Inc.)
Winter Park, Florida

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc., formerly known as Poole Carbone Eckbert, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCE Investment Bankers, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 17, 2004

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

ASSETS

Cash	$ 55,477
Trade accounts receivable, net of allowance for doubtful accounts of $2,700	18,661
Related party receivables	2,666
Receivables from stockholders	83,000
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $99,646	15,830
Other	562
	$ 176,196

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ -

STOCKHOLDERS' EQUITY

Common stock:	
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 8,000 shares issued and outstanding	80
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 2,000 shares issued and outstanding	20
Additional paid-in-capital	529,794
Accumulated deficit	(353,698)
	176,196
	$ 176,196

The Notes to Financial Statements are
an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

REVENUE		
Fees		$ 623,357
OPERATING EXPENSES		
Contract labor	$ 402,015	
General and administrative expenses	300,590	
Bad debts expense	112,297	
Depreciation	11,623	
		826,525
Net loss		$ (203,168)

The Notes to Financial Statements are
an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2003

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	Accumulated Deficit
BALANCE, December 31, 2002	$ 80	$ 20	$ 541,712	$ (150,530)
Distributions	-	-	(11,918)	-
Net income	-	-	-	(203,168)
BALANCE, December 31, 2003	$ 80	$ 20	$ 529,794	$ (353,698)

The Notes to Financial Statements are
an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees received	$ 696,680	
Payments for contract labor	(402,015)	
Fees and expenses paid	(330,274)	
Net cash used in operating activities		$ (35,609)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments received from related parties	52,593	
Purchase of furniture and fixtures	(4,591)	
Net cash provided by investing activities		48,002
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(11,918)	
Net cash used in financing activities		(11,918)
NET INCREASE IN CASH		475
CASH, beginning		55,002
CASH, ending		$ 55,477

The Notes to Financial Statements are
an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

STATEMENT OF CASH FLOWS
(Continued)
Year Ended December 31, 2003

RECONCILIATION OF NET LOSS TO NET
CASH USED IN OPERATING ACTIVITIES

Net loss		$ (203,168)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 11,623	
Decrease in trade accounts receivable	185,620	
Increase in other assets	(562)	
Decrease in accounts payable and accrued expenses	(29,122)	
		167,559
Net cash used in operating activities		$ (35,609)

The Notes to Financial Statements are
an integral part of this statement.

-6-

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc. formerly known as Poole Carbone Eckbert, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in May 2003. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: Revenue includes fees for services and contracts completed in the current year. Revenue also includes non-refundable retainer fees on contracts which have not yet been completed.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. The Company has provided for an allowance for doubtful accounts based on management's estimates of the collectibility of accounts receivable.

Furniture and fixtures: Furniture and fixtures are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective shares of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2.   Operating Leases

The Company entered into a sublease for office space that commenced in September 1999 and expired in March 2003. The Company subsequently exercised an extension of the sublease for a period of five years beginning April 2003. The renewal of the sublease requires monthly installments of $5,672 and provides for annual escalations.

During October 2002, the Company entered into an agreement with a related party under which the sublease will be paid by the related party and a ratable share will be collected from the Company through a management fee. The Company is still primarily responsible for the sublease obligation at December 31, 2003. This agreement is more fully described at Note 5.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2.   Operating Leases (continued)

The following is a schedule by years of future minimum rentals under the operating sublease at December 31, 2003:

Year ended December 31,

2004	$ 68,758
2005	69,680
2006	70,602
2007	71,524
2008	17,939
	$ 298,503

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $55,477, which was $50,477 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 0 to 1.

Note 4.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 5.   Related Party Transactions

The Company has non-interest bearing demand notes due from two of its stockholders in the total amount of $83,000 as of December 31, 2003. The stockholders have pledged their respective shares of the Company's stock as collateral on the notes.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 5.   Related Party Transactions (continued)

The Company is under common control with Sunrise Emergent Capital, LLC. No consulting services have been performed on behalf of this entity for the year ended December 31, 2003.

The Company is under common control with PCE Holdings, LLC. As of December 31, 2003, advances to this entity totaled $2,666. These advances are included in the statement of financial condition under related party receivables.

The Company is under common control with Stratus Valuations, LLC. No consulting services have been performed on behalf of this entity for the year ended December 31, 2003.

The Company is under common control with PCE Management, Inc. (PCEM). On October 1, 2002, the Company entered into two separate management agreements with PCEM under which payroll and certain other overhead expenses and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position are different than if these entities were autonomous. Total fees of $702,077 were paid to PCEM for the year ended December 31, 2003.

Note 6.   Economic Dependency

The Company has sustained cumulative losses of $353,698 and is therefore dependent upon the willingness and ability of the stockholders to make capital contributions to fund negative cash flows when they occur.

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

COMPUTATION OF NET CAPITAL

December 31, 2003

Total equity from statement of financial condition		$ 176,196
Deduct ownership equity not allowable for net capital		-
Total capital		176,196
Deductions and other charges		
Non-allowable assets:		
Unsecured trade accounts receivable	$ 18,661	
Unsecured receivables from related parties	2,666	
Unsecured receivables from stockholders	83,000	
Furniture and fixtures, net	15,830	
Other	562	
Total non-allowable assets		120,719
Net capital		55,477
Minimum net capital required		5,000
Excess net capital		$ 50,477
Aggregate indebtedness		$ -
Ratio of aggregate indebtedness to net capital		0 to 1

PCE INVESTMENT BANKERS, INC.
(f/k/a Poole Carbone Eckbert, Inc.)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
December 31, 2003

Net capital (unaudited) $ 55,477

Audit adjustments made:

   Adjustments to equity from statement of financial condition: -

   Adjustments to nonallowable assets   -

Net capital (audited) $ 55,477

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

(407) 647-6441
(407) 645-0099 FAX

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Stockholders
PCE Investment Bankers, Inc.
(f/k/a Poole Carbone Eckbert, Inc.)
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of PCE Investment Bankers, Inc., formerly know as Poole Carbone Eckbert, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter Park, Florida
February 17, 2004